PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

June 4, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549, U.S.A.

Attention:	Mr. Hugh West
Accounting Branch Chief

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2008

File No. 333-98061-99

Dear Mr. West:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) in response to your letter, dated May 20, 2009, addressed to Mr. Hiroshi Saito, the Registrant’s Senior Managing Director and Chief Financial Officer. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2008, and the Registrant’s response letter, dated April 6, 2009, submitted in response to your original comment letter, dated March 24, 2009.

Set forth below are the Staff’s comments set forth in your letter, dated May 20, 2009, together with the Registrant’s responses to the comments.

Form 20-F for Fiscal Year Ended March 31, 2008

Notes to Consolidated Financial Statements

Note 31 – Estimated Fair Value of Financial Instruments, page F-107

Comment No. 1: We have reviewed your response to prior comment two from our letter dated March 24, 2009. Please provide us with the following additional information regarding your other debt securities. Consider providing this information in a tabular format, segregated by the different types of assets backing your other debt securities:

•	The unadjusted non-binding prices received from the pricing vendors/broker-dealers and ultimately recorded in your financial statements; and

•	The quoted prices of securities with similar characteristics as used in your internal price verification procedures.

Response to Comment No. 1: The following table sets forth a detailed breakdown of the amounts of the Registrant’s other debt securities recorded in the financial statements as of March 31, 2008, segregated by the types of assets backing the security. As of March 31, 2008, the Registrant did not compare the pricing it obtained from independent pricing vendors or broker-dealers against the quoted prices of securities with similar characteristics, because the cases in which quoted prices for such securities were available for verification were limited.

Type of security	Source of price	Amount
		(billions of Yen)
Collateralized loan obligation (“CLO”) (*1)	Broker/Dealer	1,869
	Vendor	51
	Others (*2)	353

Total CLO		2,273
Collateralized debt obligation (“CDO”) (*3)	Broker/Dealer	32

Total CDO		32
Commercial mortgage-backed securities (“CMBS”) (*4)	Broker/Dealer	4

Total CMBS		4
Residential mortgage-backed securities (“RMBS”) (*5)	Broker/Dealer	78
	Vendor	380

Total RMBS		458

Other asset-backed securities (*[6] )	Broker/Dealer	144
	Vendor	472
	Other (*2)	72

Total other asset-backed securities		688

Total asset-backed securities		3,455

Other debt securities total		19

Grand total		3,474

(*1)	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit.
(*2)	Mainly measured by discounted cash flow method.
(*3)	Structured credit securities backed by a pool of securities, loans, or credit default swaps.
(*4)	Asset-backed securities collateralized by commercial mortgages.
(*5)	Asset-backed securities collateralized by residential mortgages.
(*6)	Mainly consists of securities backed by credit cards and student loans.

As illustrated above, a significant portion of the Registrant’s other debt securities were asset-backed securities, including collateralized loan obligations. Accordingly, the Registrant presented “Asset-backed securities, excluding mortgage-backed securities” separately from “Other debt securities” in “Item 5.B. Liquidity and Capital Resources – Financial Condition – Investment Portfolio” of its annual report on Form 20-F for the fiscal year ended March 31, 2008.

If the Registrant was uncertain about the reasonableness of quotes from independent broker-dealers (due to abnormal valuation trends or otherwise) and verification was deemed necessary, the Registrant performed additional procedures to verify such quotes including inquiries of underlying inputs and assumptions used by the broker-dealers or analytical reviews of periodic price changes. Through this process, the Registrant adopted the non-binding prices from independent pricing vendors or broker-dealers without adjustments as of March 31, 2008.

Comment No. 2: In addition to our comment above, we note you use quoted market prices of securities with similar characteristics to determine fair value of your mortgage-backed securities when quoted market prices are not available. Please tell us why you do not also use quoted market prices of securities with similar characteristics to determine the fair value of your other debt securities. Explain why you believe non-binding quotes from pricing vendors/broker-dealers are more representative of the fair values of these securities.

Response to Comment No. 2: The estimated fair value of the Registrant’s mortgage-backed securities as of March 31, 2008 was ¥3,439 billion, mainly consisting of securities issued by the U.S. Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. For most of the mortgage-backed securities, quoted market prices were available to determine the fair values as of March 31, 2008. In certain limited cases, however, where quoted market prices were not available, the Registrant estimated fair value based on the prices quoted by an independent pricing vendor using quoted prices of securities with similar characteristics.

The estimated fair value of the Registrant’s other debt securities as of March 31, 2008 was ¥3,474 billion, mainly consisting of ¥3,455 billion of asset-backed securities other than the mortgage-backed securities described above. In general, the Registrant initially requested a non-binding price from an independent pricing vendor for the valuation of these asset-backed securities. As of March 31, 2008, however, the non-binding prices from the independent pricing vendors were available only for certain asset-backed securities. Compared with mortgage-backed securities, the asset-backed securities held by the Registrant as of March 31, 2008 generally had instrument-specific structures including the type of collateral backing the assets, prepayment terms, and other various underlying scheme factors. In addition, there were no quoted prices for securities that were sufficiently similar to the portfolio of asset-backed securities as of March 31, 2008. Due to the nature of these asset-backed securities, valuation based on quoted prices of the securities with similar characteristics could not be used without a product-specific valuation model. Consequently, to estimate the fair values of such asset-backed securities, the Registrant obtained non-binding quotes from independent broker-dealers who have sufficient knowledge and expertise with the related underlying assets, often either as the underwriter and/or market maker of the relevant securities.

The Registrant performed internal price verification procedures to ensure that the quotes provided by the independent broker-dealers were reasonable. If the Registrant was uncertain about the reasonableness of quotes from independent broker-dealers (due to abnormal valuation trends or otherwise) and verification was deemed necessary, the Registrant performed additional procedures to verify such quotes including inquiries of underlying inputs and assumptions used by the broker-dealers or analytical reviews of periodic price changes.

The Registrant does not adjust non-binding broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. Based on the procedures above, the Registrant did not adjust any of these quotes provided by the independent broker-dealers in the fair value estimates as of March 31, 2008.

Comment No. 3: Please tell us whether your valuation methodology for other debt securities changed upon adoption of FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active.

Response to Comment No. 3: Effective April 1, 2008, the Registrant adopted SFAS No. 157, “Fair Value Measurements” and FSP FAS 157-3. Upon the adoption of FSP FAS 157-3, there were no changes in the Registrant’s valuation methodology for other debt securities. Subsequently, due to the reduction in liquidity of certain debt securities resulting from the global financial market instability, the Registrant observed that the market for certain collateralized loan obligations (“CLOs”) included in other debt securities became increasingly inactive compared with normal market activity. Due to such circumstances, the Registrant concluded that the unadjusted quotes from broker-dealers were no longer appropriate to estimate fair value as defined by SFAS No. 157 with respect to such CLOs. Consequently, the Registrant adopted the estimation method for the fair value considering the internal model prices and the broker-dealer quotes in the fiscal year ended March 31, 2009.

The details of the valuation methodology described above will be disclosed in the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2009.

*    *    *

Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Sharon M. Blume
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.